-----------------------------                  -----------------------------
CUSIP NO. 00846X105                 13 D              Page 1 of 8 Pages
-----------------------------                  -----------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          AGILE SOFTWARE CORPORATION
----------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   00846X105
----------------------------------------------------------------------------
                                (CUSIP Number)

                                Keith J. Krach
                                  Ariba, Inc.
                             1565 Charleston Road
                        Mountain View, California 94043
                                (650) 930-6200

                                   Copy to:

                          Christopher D. Dillon, Esq.
         Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                            155 Constitution Drive
                         Menlo Park, California 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 29, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]

  NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

                       (Continued on the Following Pages)

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CUSIP NO. 00846X105                 13 D              Page 2 of 8 Pages
-----------------------------                  -----------------------------

                              (Page 2 of 8 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                              -----------------------
CUSIP NO. 00846X105                   13 D               Page 3 of 8 pages
-----------------------                              -----------------------
                                  SCHEDULE 13D

-----------------------
CUSIP NO. 00846X105
-----------------------


1  NAME OF REPORTING PERSON
   Ariba, Inc.

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Tax ID Number:    77-0439730
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [_]    (b)  [_]
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                            [_]
----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------------------------------------------------------
          NUMBER OF            7        SOLE VOTING POWER
           SHARES                       NONE
        BENEFICIALLY         -----------------------------------------------
        OWNED BY EACH          8        SHARED VOTING POWER
          REPORTING                     7,705,292 (pursuant to the Company
           PERSON                       Voting Agreement dated January 29,
            WITH                        2001 and incorporated by reference
                                        as Exhibit 2 to this Schedule 13D)
                             -----------------------------------------------
                               9        SOLE DISPOSITIVE POWER
                                        NONE
                             -----------------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                        NONE
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                            7,705,292
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                           [_]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            16.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                   CO
-----------------------------------------------------------------------------
*   SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                               -----------------------
CUSIP NO. 00846X105                  13 D                Pages 4 of 8 Pages
-----------------------                               -----------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ariba, Inc. that it is the beneficial owner or any of the Common Stock of Agile Software Corporation referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                 SCHEDULE 13D

Item 1.  Security and Issuer.
         -------------------

          This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Agile Software Corporation, a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at One Almaden Boulevard, San Jose, California, 95113-2253.

Item 2.  Identity and Background.
         -----------------------

          (a) The name of the person filing this statement is Ariba, Inc., a Delaware corporation ("Ariba"). See response to item 2(c) below.

          (b) The address of the principal office and principal business of Ariba is 1565 Charleston Road, Mountain View, California, 94043. The business address of each of Ariba's directors and executive officers (other than Messrs. Kagle, Mumford and Tyabji), as of the date hereof is c/o Ariba, Inc, 1565 Charleston Road, Mountain View, California, 94043. The business addresses as of the date hereof of Robert C. Kagle (director) is Benchmark Capital Partners, 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025; John B. Mumford (director) is Crosspoint Venture Partners, The Pioneer Hotel Building, 2925 Woodside Road, Woodside, California 94062; and Hatim A. Tyabji (director) is Datacard Group, 11111 Bren Road West, Minnetonka, Minnesota 55343-9015.

          (c) Ariba provides business-to-business eCommerce platforms and network services. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Ariba's directors and executive officers, as of the date hereof.

          (d) and (e) During the last five years neither Ariba nor, to Ariba's knowledge, any person named in Schedule A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) Ariba is a Delaware corporation. The citizenship of each person named in Schedule A is set forth thereon.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of January 29, 2001 (the "Merger Agreement"), by and among Ariba, Silver Merger Corporation, a Delaware corporation and wholly owned subsidiary of Ariba ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger") with each share of Issuer Common Stock being converted into the right to receive 1.35 shares of Ariba

Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the stockholders of the Issuer, the approval by Ariba's stockholders of the issuance of Ariba Common Stock in the Merger, termination or expiration of any waiting period under any U.S. or foreign antitrust laws and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

          This statement on Schedule 13D relates to voting agreements between Ariba and certain stockholders of the Issuer whereby such stockholders have agreed to vote their shares of Issuer Common Stock in favor of approval of the Merger and the Merger Agreement.

Item 4.  Purpose of Transaction.
         ----------------------

          (a) - (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly owned subsidiary of Ariba, with and into the Issuer in a merger in accordance with Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and the Issuer will continue as the surviving corporation and as a wholly owned subsidiary of Ariba (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, 1.35 shares of Ariba Common Stock, subject to rounding for fractional shares. Ariba will assume the Issuer's Stock Option Plans (as defined in the Merger Agreement), each as amended, as well as the outstanding options issued under such plans.

          The Merger Agreement contains customary representations and warranties on the part of Ariba, the Issuer and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of the Issuer and Ariba. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the Merger Agreement, a cash termination fee is required to be paid by the Issuer.

          As an inducement to Ariba to enter into the Merger Agreement, certain stockholders (collectively, the "Voting Agreement Stockholders") of the Issuer have entered into a Company Voting Agreement and Irrevocable Proxy, dated as of January 29, 2001 (each a "Voting Agreement"), with Ariba and have, by executing the Voting Agreements, irrevocably appointed the members of the Board of Directors of Ariba, and each of them, as his lawful attorney and proxy. Such proxy gives Ariba the limited right to vote each of the 7,705,292 shares (including any shares of Issuer Common Stock purchased or with respect to which beneficial ownership is acquired prior to the termination of the Voting Agreements) of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders (the "Shares") in all matters related to the Merger. The Voting Agreement Stockholders and the number of Shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the Form of Company Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

          As lawful attorney and proxy of the Voting Agreement Stockholders, Ariba (or any nominee of Ariba) may exercise all voting, consent and similar rights of a stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of the stockholders of the Issuer and in every written consent in lieu of such meeting in favor of approval of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the terms of the Merger Agreement and any action required in furtherance of the consummation of the Merger and against any Competing Transaction (as defined in the Merger Agreement) or any other matter that could be reasonably expected to delay or not to facilitate approval of the Merger. Ariba (or any nominee of Ariba) may not exercise the proxy on any other matter except as provided in the Voting Agreements. The Voting Agreements terminate upon the earlier to occur of (i) the effective time of the Merger, and (ii) the date of the termination of the Merger Agreement pursuant to the terms set forth in the Merger Agreement.

          (c)  Not applicable.

          (d) The directors of the Merger Sub immediately prior to the effective time of the Merger shall be the directors of the Surviving Corporation.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f)  Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer as the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger. Upon consummation of the Merger the Bylaws of the Merger Sub, as in effect immediately prior to the effective time of the Merger, subject to certain provisions for indemnification of officers and directors provided in the Merger Agreement, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and the Bylaws.

          (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Exchange Act and delisted from The Nasdaq National Market.

          (j) Other than described above, Ariba currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Ariba reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) - (b) As a result of the Voting Agreements, Ariba may be deemed to be the beneficial owner within the meaning of rule 13d-3 under the Exchange Act, of all 7,705,292 shares of the Issuer Common Stock disclosed in this 13D. To the knowledge of Ariba, such Issuer Common Stock constitutes approximately 16.3% of the issued and outstanding shares of the Issuer Common Stock as of January 29, 2001. Ariba shares voting power over such Shares of Issuer Common Stock with the Voting Agreement Stockholders listed on Schedule B hereto.

          (c) Neither Ariba nor, to the knowledge of Ariba, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) - (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          See Item 3 for a description of the Merger Agreement. See Item 4 for a description of the Voting Agreements.

          As a condition to Ariba's willingness to enter into the Merger Agreement, the Issuer has granted to Ariba an irrevocable option to acquire 9,396,941 shares of Issuer Common Stock at an exercise price of $54.00 per share (both the number of shares and the exercise price subject to adjustment to prevent dilution) (the "Option Agreement"). Ariba may exercise the option in whole or in part, at any time or from time to time, if (A) Ariba terminates the Merger Agreement because (i) the Issuer's Board of Directors withdraws or changes its unanimous recommendation or approval of the Merger; (ii) the Issuer's Board of

Directors recommends to its stockholders to enter into a Competing Transaction;
(iii) the Issuer's Board of Directors fails to reject a Competing Transaction;
(iv) the Issuer fails to include in its joint proxy statement/prospectus with Ariba the unanimous recommendation of its Board of Directors in favor of the Merger; (v) the Issuer's Board of Directors fails to reaffirm its unanimous recommendation in favor of the Merger if requested by Ariba; (vi) the Issuer materially breaches its obligations with regard to the solicitation of a Competing Transaction; or (vii) a tender offer or exchange offer for 5% or more of the outstanding shares of the Issuer is commenced and the Issuer's Board of Directors fails to recommend against the acceptance of such tender offer or exchange offer; or (B) Ariba or the Issuer terminates the Merger Agreement because the Issuer's stockholders fail to approve the Merger Agreement and (i) at or prior to termination, a Competing Transaction exists or has been publicly proposed or widely known and (iii) within 12 months of the date of the termination of the Merger Agreement, a Competing Transaction shall have been completed or the Issuer shall have entered into an agreement, letter of intent or similar arrangement relating to a Competing Transaction.

          A "Competing Transaction" means any of the following involving the Issuer (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) a merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of Agile and its subsidiaries, taken as a whole; (iii) a tender offer or exchange offer for, or an offer to purchase directly from the Issuer, 15% or more of the outstanding voting securities of the Issuer; or (iv) any solicitation in opposition to adoption by the Issuer's stockholders of the Merger Agreement.

          The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Form of Stock Option Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger and Reorganization, dated as of January 29, 2001, by and among Ariba, Inc., a Delaware corporation, Silver Merger Corporation, a Delaware corporation and wholly owned subsidiary of Ariba and Agile Software Corporation, a Delaware corporation. (The schedules and exhibits which are referenced in the table of contents and elsewhere in the Merger Agreement are hereby incorporated by reference. Such schedules and exhibits which are not included as exhibits to this Schedule 13D will be furnished supplementally to the Commission upon request.)

          2. Form of Company Voting Agreement, dated as of January 29, 2001, by and among Ariba, Inc., a Delaware corporation and certain stockholders of Agile Software Corporation, a Delaware corporation.

          3. Stock Option Agreement, dated as of January 29, 2001, by and between Ariba, Inc., a Delaware corporation and Agile Software Corporation, a Delaware corporation.

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2001                ARIBA, INC.

                                By: /s/ Robert M. Calderoni
                                   ------------------------------
                                   Robert M. Calderoni

                                   SCHEDULE A

            EXECUTIVE OFFICERS AND OUTSIDE DIRECTORS OF ARIBA, INC.

         NAME            TITLE                          PRESENT PRINCIPAL                  CITIZENSHIP
                                                    OCCUPATION OF  EMPLOYMENT,
                                                       INCLUDING NAME AND
                                                      ADDRESS OF EMPLOYER
Executive Officers:

Keith J. Krach           Chairman of the Board               *                                  U.S.A.
                          and Chief Executive
                                Officer

Lawrence Mueller         President and Chief                 *                                  U.S.A.
                          Operating Officer

Robert M. Calderoni      Executive Vice                      *                                  U.S.A.
                       President and Chief
                        Financial Officer

Karl C. Kleissner        Senior Vice President,              *                                  U.S.A.
                           Product Solutions

Eileen Basho             Senior Vice President,              *                                  U.S.A.
                           Global Solutions
                              Delivery
Outside Directors:

Robert C. Kagle               Director                 General Partner                          U.S.A.
                                                   Benchmark Capital Partners
                                                     2480 Sand Hill Road
                                                          Suite 200
                                                   Menlo Park, California 94025

Robert E. Knowling,           Director                       *                                  U.S.A.
Jr.

John B. Mumford               Director                 Managing Partner                         U.S.A.
                                                   Crosspoint Venture Partners
                                                  The Pioneer Hotel Building
                                                     2925 Woodside Road
                                                  Woodside, California 94062
Hatim A. Tyabji               Director                   Chairman                               U.S.A.
                                                      Datacard Group
                                                   11111 Bren Road West
                                               Minnetonka, Minnesota  55343-9015

         NAME            TITLE         PRESENT PRINCIPAL            CITIZENSHIP
                                   OCCUPATION OF EMPLOYMENT,
                                      INCLUDING NAME AND
                                     ADDRESS OF EMPLOYER
Paul Hegarty             Director            *                         U.S.A.

*Such individual's principal occupation or employment is as set forth in the "Title" column, and such individual's principle business is Ariba, Inc. 1565 Charlston Road, Mountain View, California 94043.

                                   SCHEDULE B

                         VOTING AGREEMENT STOCKHOLDERS

NAME                     NUMBER OF SHARES
----                     ----------------
Bryan Stolle             1,664,966

Thomas P. Shanahan         427,499

Klaus-Dieter Laidig         86,667

James Patterson            155,654

Nancy Schoendorf           303,238

D. Kenneth Coulter         427,380

Scott Hammond              252,925

Carol Schrader             197,287

Gregory B. Schott          169,678

Mohr Davidow Ventures    4,019,998

                                 EXHIBIT INDEX
                                 -------------

Exhibit
-------

1. Agreement and Plan of Merger and Reorganization, dated as of January 29, 2001, by and among Ariba, Inc., a Delaware corporation, Silver Merger Corporation, a Delaware corporation and wholly owned subsidiary of Ariba and Agile Software Corporation, a Delaware corporation. (The schedules and exhibits which are referenced in the table of contents and elsewhere in the Merger Agreement are hereby incorporated by reference. Such schedules and exhibits which are not included as exhibits to this Schedule 13D will be furnished supplementally to the Commission upon request.)

2. Form of Company Voting Agreement, dated as of January 29, 2001, by and among Ariba, Inc., a Delaware corporation and certain stockholders of Agile Software Corporation, a Delaware corporation.

3. Stock Option Agreement, dated as of January 29, 2001, by and between Ariba, Inc., a Delaware corporation and Agile Software Corporation, a Delaware corporation.